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February 29, 2016	BRUSSELS
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VIA EDGAR AND EMAIL TRANSMISSION

Jay Ingram

Legal Branch Chief

Division of Corporate Finance, Office of Manufacturing and Construction

Mail Stop 4631

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Armstrong Flooring, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed February 2, 2016
File No. 1-37589

Dear Mr. Ingram:

On behalf of Armstrong Flooring, Inc. (the “Company”), enclosed please find a copy of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), as filed today with the United States Securities and Exchange Commission (the “Commission”), marked to show changes from Amendment No. 2 to the Registration Statement which was filed by the Company with the Commission on February 2, 2016.

The changes reflected in Amendment No. 3 include those made in response to the comments of the staff of the Commission (the “Staff”), as set forth in the Staff’s comment letter, dated February 16, 2016, with respect to the Registration Statement (the “Comment Letter”). Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained in the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.

Registration Statement on Form 10

Exhibit 99.1

Incurrence of Debt, page 33

1. We note that you have entered into a letter of intent with a lead arranger bank for a $225 million revolving credit facility. Please revise your disclosure to include the expected terms of these this [sic] facility, such as interest rates, maturity dates and material financial covenants. Additionally, please tell us what consideration you have given to filing this letter as an exhibit.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on pages 35 and 117 of Amendment No. 3 to disclose the expected terms of its revolving credit facility, including the interest rate, maturity date and material financial covenants.

The Company respectfully submits that the letter of intent is not required to be filed as an exhibit pursuant to Item 601 of Regulation S-K and that the disclosure provided within Amendment No. 3 sets forth the material terms that the Company expects to be included in the definitive credit agreement. The Company expects to file the definitive credit agreement as an exhibit to a Current Report on Form 8-K when the financing is completed.

Notes to Unaudited Pro Forma Combined Financial Information, page 44

2. We note your response to comment 5 of our letter dated January 4, 2016. In regards to your adjustments to deferred tax assets and liabilities, please better clarify in your disclosures how the amounts in the notes result in the net adjustment amounts made to these line items on your pro forma combined balance sheet. For example, you have recorded a net reduction to deferred tax assets of $3.3 million for which you refer to notes (G), (I), and (J). Note G does not refer to adjustments being made to deferred tax assets though your response indicates that there was an impact to deferred tax assets. Notes I and J refer to increases in deferred tax assets of 9.1 million and 32.9 million.

Response: In response to the Staff’s comment, the Company has expanded adjustment (G) on page 45 of Amendment No. 3 to provide tabular details of the individual pro forma adjustments to deferred tax assets.

Compensation Discussion and Analysis, page 79

Management Achievement Plan (“MAP”), page 82

3. Please disclose the following in your next amendment:

•	the EBITDA threshold and maximum values for fiscal year 2015;

•	the percentage of target MAP opportunity received when the EBITDA threshold and maximum values, respectively, are achieved; and

•	how the MAP opportunity received is calculated when the achieved EBITDA is between the threshold and target or between the target and maximum.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 84 of Amendment No. 3 to disclose the EBITDA threshold and maximum values for fiscal year 2015; the percentage of target MAP opportunity received when the EBITDA threshold and maximum values, respectively, are achieved; and how the MAP opportunity received is calculated when the achieved EBITDA is between the threshold and target or between the target and maximum.

Financial Statements for the Year Ended December 31, 2014

Note 25. Relationship with AWI and Related Entities, page F-37

4. We note your response to comment 19 of our letter dated November 4, 2015. Pursuant to Question 4 of SAB Topic 1:B.1, we continue to believe that you should expand your disclosures to provide an analysis of your intercompany accounts with AWI. This could include a summary of cash transfers between you and AWI and the corresponding nature of the transfers.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on pages F-37 and F-38 of Amendment No. 3 to clarify the nature of the cash transfers between AFI and AWI, which are depicted on the face of the Company’s Combined Statements of Cash Flows.

5. We note your response to comment 20 of our letter dated November 4, 2015. In a similar manner to your response, please disclose that it is not practicable for you to provide an estimate of AFI’s stand-alone basis expenses.

Response: In response to the Staff’s comment, the Company has expanded its disclosures on page F-37 of Amendment No. 3 to clarify that is not practicable for the Company to provide an estimate of AFI’s stand-alone basis expenses as such amounts would be derived from estimates based on highly subjective and hypothetical assumptions.

Exhibit 10.1

6. Please file an amended Form of Transition Services Agreement that includes Schedule 1.

Response: The Company acknowledges the Staff’s comment and has filed as an exhibit to Amendment No. 3 an amended Form of Transition Services Agreement that includes Schedule 1.

7. We note that page two of Exhibit 10.1 refers to a “Separation and Exchange Agreement.” Please clarify that this agreement is the same as the “Separation and Distribution Agreement” that is referenced throughout Exhibit 10.1 and will be filed as Exhibit 2.1 in an amendment to this [sic][.]

Response: The “Separation and Exchange Agreement” referenced on page two of Exhibit 10.1 is the same as the “Separation and Distribution Agreement” that is referenced throughout Exhibit 10.1 and has been filed as Exhibit 2.1 in Amendment No. 3. The mistaken reference to a “Separation and Exchange Agreement” has been corrected in the amended Form of Transition Services Agreement that has been filed as an exhibit to Amendment No. 3.

*        *        *

Please direct any comments or questions regarding these matters to Eric L. Cochran at (212) 735-2596 or Steven J. Daniels at (212) 735-2904.

Sincerely yours,

Steven J. Daniels

cc:	Christopher S. Parisi, Esq. (Armstrong World Industries, Inc.)

Eric L. Cochran, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

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